VEON Group Average and closing rates of functional currencies to USD Index Long Name ISO code 2Q24 2Q23 YoY 2Q24 2Q23 YoY Consolidated VEON Ukraine Hryvnia UAH 39.85 36.57 (9.0%) 40.54 36.57 (10.9%) Customers Pakistan Rupee PKR 278.23 285.90 2.7% 278.37 286.90 3.0% Ukraine Kazakhstan Tenge KZT 447.73 448.81 0.2% 471.46 454.13 (3.8%) Pakistan Bangladeshi Taka BDT 113.92 107.03 (6.4%) 117.38 108.03 (8.7%) Kazakhstan Uzbekistan Som UZS 12,659.38 11,435.56 (10.7%) 12,555.16 11,488.12 (9.3%) Bangladesh Kyrgyzstan Som KGS 88.18 87.47 (0.8%) 86.45 87.23 0.9% Uzbekistan Russian Ruble RUB 90.61 80.98 (11.9%) 85.75 87.03 1.5% Euro EUR 0.93 0.92 (1.1%) 0.93 0.92 (1.8%) Average rates Closing rates

VEON index page (in USD millions, unless stated otherwise, unaudited) Consolidated* 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 FY20 FY21 FY22 FY23 Total revenue 913 966 983 988 968 957 890 940 884 916 945 953 942 1,026 3,482 3,850 3,755 3,698 Service revenue 876 928 944 942 925 924 860 905 856 887 918 915 903 987 3,355 3,690 3,621 3,576 NEW! Mobile data revenue 397 424 443 449 453 454 395 421 413 432 461 462 451 491 1,409 1,714 1,723 1,769 EBITDA 442 448 502 448 446 464 380 458 385 415 444 367 386 459 1,625 1,840 1,747 1,612 EBITDA margin (%) 48.4% 46.4% 51.0% 45.3% 46.0% 48.5% 42.7% 48.7% 43.6% 45.3% 47.0% 38.5% 41.0% 44.7% 46.7% 47.8% 46.5% 43.6% EBIT (Operating profit) 254 256 284 956 231 224 339 369 205 242 259 223 201 278 855 1,751 1,163 929 Profit/(Loss) before tax 131 124 124 813 211 113 134 342 36 188 184 152 119 141 405 1,192 801 559 Net income/(loss) attributavle to VEON shareholders 129 101 145 299 (140) 135 (512) 355 342 251 448 (3,569) 57 68 (349) 674 (162) (2,528) CAPEX 193 189 149 277 177 206 187 263 90 171 131 258 125 182 1,785 808 832 651 LTM CAPEX / LTM Total revenue 65.5% 78.7% 133.4% 21.0% 20.3% 20.8% 22.2% 22.1% 20.3% 19.6% 17.8% 17.6% 18.3% 18.0% 24.5% 21.0% 22.1% 17.6% NEW! Unlevered Free Cash Flow 164 156 307 142 117 145 285 199 191 186 239 253 205 186 694 769 746 868 NEW! Equity Free Cash Flow 94 (21) 201 (15) 6 18 212 47 106 24 183 121 112 77 179 260 283 434 Equity Free Cash Flow after lease payments and licenses 9 (59) 168 (52) (56) (282) 168 16 (22) (44) 122 77 68 (28) 30 66 (154) 134 *Notes: For definitions please see VEON Ltd.’s trading update published on its website on the date hereof * Prior year comparatives restated for two previous years from the last year reported in this factbook ** Pre-IFRS16 values (values before adjustments related to IFRS16)

VEON index page (in millions) Mobile customers 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 FY20 FY21 FY22 FY23 Pakistan 62.0 62.8 64.2 66.4 69.2 69.8 71.4 72.6 75.0 75.5 75.0 73.7 73.7 71.2 70.5 70.6 71.7 71.4 66.4 72.6 73.7 70.6 Bangladesh 33.6 32.1 32.8 33.2 34.3 34.4 34.8 35.1 35.9 36.3 37.0 37.6 38.7 39.1 39.9 40.4 41.0 41.3 33.2 35.1 37.6 40.4 Ukraine 26.0 25.4 25.8 25.9 25.7 25.9 26.3 26.2 26.1 24.8 24.4 24.8 24.3 24.1 24.1 23.9 23.9 23.4 25.9 26.2 24.8 23.9 Uzbekistan 7.7 7.1 6.8 6.8 6.8 6.8 6.8 7.1 7.6 7.8 8.1 8.4 8.4 8.6 8.7 8.4 8.2 8.1 6.8 7.1 8.4 8.4 Kazakhstan 9.6 9.4 9.7 9.5 9.5 9.6 9.8 9.9 10.1 10.3 10.5 10.6 10.6 10.8 11.0 11.1 11.2 11.4 9.5 9.9 10.6 11.1 Other 4.3 4.0 4.1 3.3 3.1 3.2 3.3 3.3 3.4 2.1 2.2 1.9 2.0 1.9 1.9 1.9 1.8 1.8 3.3 3.3 1.9 1.9 Total 143.3 140.9 143.5 145.1 148.6 149.7 152.3 154.1 158.0 156.7 157.2 156.9 157.7 155.8 156.1 156.2 157.8 157.4 145.1 154.1 156.9 156.2 Fixed-line broadband customers 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 FY20 FY21 FY22 FY22 Pakistan - - - - - - - - - - - - - - - - - - - - - - Bangladesh - - - - - - - - - - - - - - - - - - - - - - Ukraine 1.0 1.0 1.1 1.1 1.2 1.2 1.2 1.2 1.2 1.2 1.1 1.1 1.1 1.1 1.1 1.1 1.2 n.a. 1.1 1.2 1.1 1.1 Uzbekistan 0.0 - - - - - - - - - - - - - - - - - - - - - Kazakhstan 0.4 0.5 0.5 0.5 0.5 0.5 0.5 0.6 0.6 0.6 0.6 0.6 0.7 0.7 0.7 0.7 0.7 0.7 0.5 0.6 0.6 0.7 Other 0.1 0.1 0.1 0.0 0.0 0.0 0.0 0.0 - - - - - - - - - - 0.0 0.0 - - Total 1.6 1.6 1.6 1.6 1.7 1.7 1.7 1.8 1.8 1.8 1.7 1.8 1.8 1.8 1.8 1.8 1.9 0.7 1.6 1.8 1.8 1.8

Ukraine index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 FY20 FY21 FY22 FY23 Total revenue 238 223 236 237 245 257 270 282 276 252 219 224 228 235 238 217 188 236 933 1,055 971 919 NEW! Service revenue 236 222 234 236 243 256 269 280 274 251 218 222 227 234 236 215 185 234 928 1,048 965 911 EBITDA 161 151 160 157 167 173 183 181 171 156 126 123 135 139 152 116 95 140 630 704 575 541 EBITDA margin (%) 67.8% 67.8% 67.8% 66.5% 68.1% 67.4% 67.6% 64.2% 61.9% 61.8% 57.4% 54.7% 59.0% 59.1% 63.6% 53.5% 50.5% 59.2% 67.5% 66.8% 59.2% 58.9% NEW! EBIT (Operating profit) 119 110 122 119 125 135 139 136 105 102 91 89 100 103 109 77 55 104 470 535 387 389 CAPEX 38 58 39 44 39 53 44 68 23 35 51 67 21 38 44 70 28 57 179 204 176 174 MOBILE Total revenue 221 208 220 220 227 239 251 262 257 236 204 209 214 221 222 202 174 220 869 980 906 859 Service revenue 221 208 220 220 227 239 251 262 257 236 204 209 214 221 222 202 174 220 869 980 906 859 Data revenue 119.7 117.0 124.7 127.2 137.2 143.0 151.1 159.0 151.5 136.0 118.6 120.3 122.3 127.9 131.6 124.9 101.3 130.1 489 590 527 507 Subscribers (mln) 26.0 25.4 25.8 25.9 25.7 25.9 26.3 26.2 26.1 24.8 24.4 24.8 24.3 24.1 24.1 23.9 23.9 23.4 25.9 26.2 24.8 23.9 ARPU (USD) 2.8 2.7 2.8 2.8 2.9 3.1 3.2 3.3 3.3 3.1 2.8 2.8 2.9 3.0 3.1 2.8 2.4 3.1 n.a. n.a. n.a. n.a. MOU (min) 603 641 621 651 633 620 595 621 624 568 559 563 554 565 547 537 549 540 n.a. n.a. n.a. n.a. Data usage (Mb/user) 4,948 5,160 5,953 6,081 6,308 6,379 7,129 7,291 7,912 8,097 9,245 9,208 9,760 10,170 10,884 10,091 10,134 11,302 n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 4.2% 5.4% 2.6% 3.6% 3.9% 3.1% 3.3% 4.2% 3.6% 7.9% 5.3% 2.9% 4.7% 3.6% 3.2% 3.6% 2.9% 4.9% n.a. n.a. n.a. n.a. FIXED-LINE Total revenue 15 14 14 15 16 17 17 18 17 15 14 13 13 13 14 13 11 14 59 68 59 53 Service revenue 15 14 14 15 16 17 17 18 17 15 14 13 13 13 14 13 11 14 59 68 59 53 Broadband revenue 10 10 9 9 10 11 11 11 10 9 7 8 9 9 9 9 7 n.a. 38 43 35 36 Broadband customers (mln) 1.0 1.0 1.1 1.1 1.2 1.2 1.2 1.2 1.2 1.2 1.1 1.1 1.1 1.1 1.1 1.1 1.2 n.a. 1.1 1.2 1.1 1.1 Broadband ARPU (USD) 3.2 3.1 2.9 2.8 3.1 3.1 3.1 3.1 2.9 2.6 2.2 2.3 2.6 2.7 2.7 2.6 2.0 n.a. n.a n.a n.a n.a (in Local Currency millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 FY20 FY21 FY22 FY23 Total revenue 5,950 6,009 6,502 6,697 6,842 7,094 7,275 7,537 7,874 7,370 7,656 8,192 8,346 8,609 8,711 7,921 7,169 9,425 25,158 28,748 31,092 33,588 NEW! Service revenue 5,915 5,982 6,465 6,659 6,807 7,061 7,231 7,473 7,822 7,340 7,602 8,130 8,294 8,549 8,637 7,839 7,080 9,328 25,020 28,571 30,893 33,319 EBITDA 4,040 4,075 4,411 4,452 4,658 4,783 4,915 4,839 4,871 4,555 4,391 4,484 4,921 5,085 5,542 4,228 3,627 5,585 16,979 19,196 18,301 19,775 EBITDA margin (%) 67.9% 67.8% 67.8% 66.5% 68.1% 67.4% 67.6% 64.2% 61.9% 61.8% 57.4% 54.7% 59.0% 59.1% 63.6% 53.4% 50.6% 59.3% 67.5% 66.8% 58.9% 58.9% NEW! EBIT (Operating profit) 2,989 2,967 3,355 3,366 3,501 3,715 3,737 3,631 2,980 2,992 3,153 3,258 3,656 3,767 3,979 2,795 2,098 4,162 12,678 14,584 12,384 14,196 CAPEX 964 1,561 1,076 1,251 1,077 1,462 1,190 1,822 659 1,032 1,815 2,453 780 1,395 1,616 2,573 1,072 2,276 4,851 5,551 5,960 6,364 MOBILE Total revenue 5,530 5,593 6,065 6,229 6,357 6,597 6,766 6,993 7,339 6,891 7,125 7,660 7,830 8,066 8,136 7,364 6,661 8,766 23,418 26,712 29,014 31,397 Service revenue 5,530 5,593 6,065 6,229 6,357 6,597 6,766 6,993 7,339 6,891 7,125 7,660 7,830 8,066 8,136 7,364 6,661 8,766 23,418 26,712 29,014 31,397 Data revenue 3,004 3,149 3,443 3,595 3,837 3,946 4,066 4,243 4,323 3,980 4,134 4,400 4,472 4,679 4,812 4,566 3,875 5,184 13,191 16,092 16,837 18,528 Subscribers (mln) 26.0 25.4 25.8 25.9 25.7 25.9 26.3 26.2 26.1 24.8 24.4 24.8 24.3 24.1 24.1 23.9 23.9 23.4 25.9 26.2 24.8 23.9 ARPU (UAH) 70.3 72.4 78.5 79.8 81.6 84.3 86.1 88.0 93.1 89.9 96.3 103.3 105.5 110.2 111.6 101.9 92.4 122.9 n.a. n.a. n.a. n.a. MOU (min) 603 641 621 651 633 620 595 621 624 568 559 563 554 565 547 537 549 540 n.a. n.a. n.a. n.a. Data usage (Mb/user) 4,948 5,160 5,953 6,081 6,308 6,379 7,129 7,291 7,912 8,097 9,245 9,208 9,760 10,170 10,884 10,091 10,134 11,302 n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 4.2% 5.4% 2.6% 3.6% 3.9% 3.1% 3.3% 4.2% 3.6% 7.9% 5.3% 2.9% 4.7% 3.6% 3.2% 3.6% 2.9% 4.9% n.a. n.a. n.a. n.a. FIXED-LINE Total revenue 384 388 399 430 451 464 465 480 483 449 477 470 463 483 501 476 419 562 1,602 1,859 1,879 1,922 Service revenue 384 388 399 430 451 464 465 480 483 449 477 470 463 483 501 476 419 562 1,602 1,859 1,879 1,922 Broadband revenue 248 257 259 266 291 295 297 298 297 266 273 290 319 326 334 332 266 n.a. 1,030 1,180 1,127 1,311 Broadband customers (mln) 1.0 1.0 1.1 1.1 1.2 1.2 1.2 1.2 1.2 1.2 1.1 1.1 1.1 1.1 1.1 1.1 1.2 n.a. 1.1 1.2 1.1 1.1 Broadband ARPU (UAH) 81.0 82.6 81.3 80.5 85.3 85.0 84.3 83.2 82.1 75.0 79.8 85.5 93.6 97.3 99.7 97.7 77.0 n.a. n.a n.a n.a n.a Additional KPI's 4G network coverage 77% 81% 84% 86% 87% 89% 89% 90% 90% 93% 93% 94% 94% 94% 95% 95% 95% 95% 86% 90% 94% 95% 4G mobile customer penetration 30% 31% 34% 36% 38% 40% 44% 46% 49% 47% 50% 53% 55% 54% 57% 60% 61% 60% 36% 46% 53% 60% Notes: For definitions please see VEON Ltd.’s trading update published on its website on the date hereof ** Pre-IFRS16 values (values before adjustments related to IFRS16)

Pakistan index page (in USD millions, unless stated otherwise, unaudited) MOBILE 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 FY20 FY21 FY22 FY23 Total revenue 316 288 303 325 347 370 349 341 338 320 284 328 265 267 274 294 315 340 1,233 1,408 1,270 1,100 Service revenue 293 266 278 297 318 340 320 307 306 296 263 304 246 248 258 270 285 312 1,134 1,285 1,169 1,021 Data revenue 102.2 97.8 107.3 119.0 129.0 135.7 137.2 132.4 138.8 137.0 122.1 123.5 110.6 108.5 115.7 123.9 132.7 142.7 426 534 521 459 EBITDA 147 133 188 144 156 161 173 153 158 152 120 224 122 128 124 129 143 158 612 643 654 502 EBITDA margin (%) 46.4% 46.1% 62.1% 44.4% 44.9% 43.5% 49.5% 44.8% 46.8% 47.6% 42.1% 68.5% 45.9% 48.1% 45.0% 43.8% 45.5% 46.4% 49.7% 45.7% 51.5% 45.7% NEW! EBIT (Operating profit) 92 80 136 88 99 100 96 80 92 89 56 158 66 78 74 77 90 103 397 374 395 295 CAPEX 68 85 20 76 92 89 58 79 84 57 27 91 14 36 23 57 19 52 249 318 258 130 Subscribers (mln) 62.0 62.8 64.2 66.4 69.2 69.8 71.4 72.6 75.0 75.5 75.0 73.7 73.7 71.2 70.5 70.6 71.7 71.4 66.4 72.6 73.7 70.6 ARPU (USD) 1.6 1.4 1.4 1.5 1.6 1.6 1.5 1.4 1.4 1.3 1.2 1.3 1.1 1.1 1.2 1.3 1.3 1.4 n.a. n.a. n.a. n.a. MOU (min) 500 475 469 472 464 450 431 437 428 422 396 416 427 443 427 443 444 467 n.a. n.a. n.a. n.a. Data usage (Mb/user) 3,027 3,624 3,941 4,268 4,539 4,940 5,064 4,815 5,215 5,530 5,724 5,898 5,950 5,995 6,647 6,972 7,410 7,558 n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 4.1% 3.6% 4.3% 5.0% 3.8% 5.4% 4.6% 5.1% 3.5% 5.5% 6.7% 8.0% 6.5% 7.8% 6.4% 5.2% 4.3% 5.5% n.a. n.a. n.a. n.a. (in Local Currency billions, unless stated otherwise, unaudited) MOBILE 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 FY20 FY21 FY22 FY23 Total revenue 49.3 47.1 50.7 52.3 55.0 57.2 57.3 59.4 60.1 62.5 63.0 72.9 68.5 76.3 80.1 83.2 88.0 94.6 199 229 258 308 Service revenue 45.7 43.4 46.5 47.8 50.4 52.5 52.5 53.6 54.3 57.7 58.4 67.7 63.6 70.8 75.3 76.4 79.7 86.8 183 209 238 286 Data revenue 15.9 16.0 17.9 19.1 20.5 20.9 22.5 23.1 24.6 26.8 27.1 27.5 28.6 31.0 33.8 35.1 37.1 39.7 69 87 106 128 EBITDA 22.9 21.7 31.4 23.2 24.7 24.8 28.4 26.6 28.1 29.7 26.5 49.8 31.5 36.7 36.1 36.5 40.0 43.9 99 105 134 141 EBITDA margin (%) 46.4% 46.1% 62.0% 44.4% 44.9% 43.4% 49.6% 44.8% 46.8% 47.6% 42.0% 68.3% 45.9% 48.1% 45.0% 43.8% 45.5% 46.4% 49.8% 45.7% 51.9% 45.6% NEW! EBIT (Operating profit) 14.3 13.1 22.7 14.2 15.6 15.4 15.7 13.9 16.4 17.5 12.3 34.9 17.2 22.2 21.6 21.8 25.0 28.7 64 61 81 83 CAPEX 10.7 13.9 3.3 12.3 14.6 13.7 9.5 13.9 14.9 11.2 6.0 20.3 3.7 10.2 6.8 16.3 5.3 14.5 40 52 52 37 Subscribers (mln) 62.0 62.8 64.2 66.4 69.2 69.8 71.4 72.6 75.0 75.5 75.0 73.7 73.7 71.2 70.5 70.6 71.7 71.4 66.4 72.6 73.7 70.6 ARPU (PKR) 247.3 230.6 241.8 241.4 246.0 249.4 245.5 246.0 243.6 253.5 256.0 300.1 284.6 322.9 351.7 358.8 370.8 402.4 n.a. n.a. n.a. n.a. MOU (min) 500 475 469 472 464 450 431 437 428 422 396 416 427 443 427 443 444 467 n.a. n.a. n.a. n.a. Data usage (Mb/user) 3,027 3,624 3,941 4,268 4,539 4,940 5,064 4,815 5,215 5,530 5,724 5,898 5,950 5,995 6,647 6,972 7,410 7,558 n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 4.1% 3.6% 4.3% 5.0% 3.8% 5.4% 4.6% 5.1% 3.5% 5.5% 6.7% 8.0% 6.5% 7.8% 6.4% 5.2% 4.3% 5.5% n.a. n.a. n.a. n.a. Additional KPI's 4G network coverage 54% 56% 56% 59% 54% 55% 55% 55% 56% 63% 64% 65% 66% 66% 67% 67% 67% 67% 59% 55% 65% 67% 4G mobile customer penetration (3 Months active) 29% 30% 35% 38% 41% 44% 47% 48% 49% 51% 54% 56% 58% 59% 61% 62% 64% 66% 38% 48% 56% 62% Notes: For definitions please see VEON Ltd.’s trading update published on its website on the date hereof ** Pre-IFRS16 values (values before adjustments related to IFRS16)

Kazakhstan index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 FY20 FY21 FY22 FY23 Total revenue 118 111 122 128 128 137 150 154 141 160 166 169 175 188 204 208 214 224 479 569 636 775 NEW! Service revenue 116 110 120 123 124 134 145 147 136 155 160 163 169 182 199 199 209 217 470 550 613 749 EBITDA 63 61 64 76 66 72 86 83 66 88 85 82 92 104 118 107 118 125 265 307 321 421 EBITDA margin (%) 53.6% 54.7% 52.9% 59.7% 51.5% 52.3% 57.6% 54.2% 46.5% 55.3% 51.1% 48.3% 52.5% 55.4% 57.6% 51.5% 55.3% 55.8% 55.3% 54.0% 50.4% 54.3% NEW! EBIT (Operating profit) 37 37 39 48 38 46 58 54 41 63 56 52 67 84 92 81 92 97 160 196 212 325 CAPEX 25 28 17 49 21 24 24 66 14 19 39 50 16 26 33 92 19 31 119 135 123 166 MOBILE Total revenue 99 92 102 107 106 115 128 130 130 144 112 134 139 151 168 170 173 182 401 478 519 628 Service revenue 98 92 100 103 102 111 122 123 124 140 106 127 134 145 162 162 167 175 392 459 497 603 Data revenue 47.8 47.7 50.3 53.5 57.5 65.2 69.3 73.2 74.3 85.7 56.1 77.0 81.4 90.2 104.2 103.7 111.0 114.2 199 265 293 380 Subscribers (mln) 9.6 9.4 9.7 9.5 9.5 9.6 9.8 9.9 10.1 10.3 10.5 10.6 10.6 10.8 11.0 11.1 11.2 11.4 9.5 9.9 10.6 11.1 ARPU (USD) 3.3 3.2 3.5 3.5 3.6 3.9 4.2 4.1 4.0 4.7 3.4 4.0 4.2 4.5 4.9 4.9 5.0 5.2 n.a. n.a. n.a. n.a. MOU (min) 298 332 336 322 311 334 326 309 314 298 284 262 237 248 239 230 211 222 n.a. n.a. n.a. n.a. Data usage (Mb/user) 7,677 8,729 9,795 11,258 12,194 12,261 13,330 14,430 14,303 14,974 15,835 17,207 17,893 17,224 17,547 18,505 19,178 18,636 n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 16.2% 9.1% 7.2% 10.7% 7.7% 6.0% 6.4% 6.5% 5.8% 6.2% 6.4% 6.8% 7.3% 5.6% 6.0% 6.9% 6.2% 5.5% n.a. n.a. n.a. n.a. FIXED-LINE Total revenue 18 19 20 21 22 23 23 24 12 15 54 36 36 37 37 37 41 42 78 91 117 146 Service revenue 18 19 20 21 22 23 23 24 12 15 54 36 36 37 37 37 41 42 78 91 116 146 Broadband revenue 8 9 9 9 10 10 11 11 10 11 11 13 14 14 15 16 17 19 34 42 45 58 Broadband customers (mln) 0.4 0.5 0.5 0.5 0.5 0.5 0.5 0.6 0.6 0.6 0.6 0.6 0.7 0.7 0.7 0.7 0.7 0.7 0.5 0.6 0.6 0.7 Broadband ARPU (USD) 5.8 6.3 6.5 6.4 6.7 6.8 6.7 6.5 5.7 6.2 6.2 6.7 7.0 7.0 7.3 7.8 8.4 9.0 n.a n.a n.a n.a (in Local Currency millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 FY20 FY21 FY22 FY23 Total revenue 45,954 46,361 50,949 54,511 53,702 58,855 63,930 66,022 64,436 70,716 78,710 79,196 79,417 84,452 93,026 96,667 96,397 100,315 197,775 242,509 293,057 353,562 NEW! Service revenue 45,330 46,094 50,023 52,624 52,167 57,349 61,624 63,119 61,769 68,614 75,933 76,080 76,947 81,780 90,395 92,734 93,996 97,202 194,071 234,259 282,396 341,856 EBITDA 24,628 25,325 26,933 32,488 27,678 30,796 36,809 35,777 30,233 39,095 40,186 38,279 41,702 46,820 53,730 49,815 53,294 55,956 109,373 131,060 147,793 192,067 EBITDA margin (%) 53.6% 54.6% 52.9% 59.6% 51.5% 52.3% 57.6% 54.2% 46.9% 55.3% 51.1% 48.3% 52.5% 55.4% 57.8% 51.5% 55.3% 55.8% 55.3% 54.0% 50.4% 54.3% NEW! EBIT (Operating profit) 14,546 15,248 16,175 20,341 15,774 19,629 24,693 23,401 18,690 28,034 26,764 24,363 30,560 37,777 42,014 37,892 41,250 43,467 66,310 83,497 97,851 148,243 CAPEX 9,914 11,610 7,088 20,883 8,652 10,232 10,173 28,611 6,561 8,551 18,535 23,407 7,143 11,625 14,954 42,205 8,644 13,850 49,495 57,667 57,054 75,927 MOBILE Total revenue 38,812 38,583 42,547 45,547 44,490 49,157 54,282 55,809 59,002 63,902 53,194 62,492 63,226 67,863 76,377 79,365 77,795 81,675 165,489 203,738 238,589 286,831 Service revenue 38,213 38,336 41,643 43,681 42,976 47,700 51,994 52,913 56,380 61,834 50,455 59,416 60,768 65,209 73,789 75,460 75,409 78,583 161,873 195,583 228,084 275,226 Data revenue 18,635.8 19,921.6 21,025.0 22,800.6 24,157.3 27,929.2 29,495.2 31,463.6 33,883.6 37,924.2 26,644.7 36,031.4 37,016.1 40,484.0 47,421.8 48,310.4 49,957.3 51,147.6 82,383 113,045 134,484 173,232 Subscribers (mln) 9.6 9.4 9.7 9.5 9.5 9.6 9.8 9.9 10.1 10.3 10.5 10.6 10.6 10.8 11.0 11.1 11.2 11.4 9.5 9.9 10.6 11.1 ARPU (KZT) 1,283.1 1,341.5 1,448.4 1,501.4 1,501.0 1,658.8 1,776.9 1,781.4 1,818.2 2,061.1 1,612.7 1,866.7 1,901.6 2,029.7 2,245.8 2,268.5 2,251.1 2,307.9 n.a. n.a. n.a. n.a. MOU (min) 298 332 336 322 311 334 326 309 314 298 284 262 237 248 239 230 211 222 n.a. n.a. n.a. n.a. Data usage (Mb/user) 7,677 8,729 9,795 11,258 12,194 12,261 13,330 14,430 14,303 14,974 15,835 17,207 17,893 17,224 17,547 18,505 19,178 18,636 n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 16.2% 9.1% 7.2% 10.7% 7.7% 6.0% 6.4% 6.5% 5.8% 6.2% 6.4% 6.8% 7.3% 5.6% 6.0% 6.9% 6.2% 5.5% n.a. n.a. n.a. n.a. FIXED-LINE Total revenue 7,143 7,778 8,402 8,964 9,212 9,698 9,648 10,213 5,434 6,814 25,516 16,704 16,191 16,590 16,649 17,302 18,603 18,640 32,286 38,771 54,468 66,731 Service revenue 7,116 7,759 8,380 8,943 9,191 9,649 9,630 10,206 5,389 6,781 25,478 16,663 16,179 16,570 16,607 17,274 18,587 18,620 32,198 38,676 54,312 66,630 Broadband revenue 3,329 3,579 3,773 3,891 4,173 4,465 4,481 4,598 4,478 4,815 5,351 5,932 6,199 6,152 6,616 7,334 7,771 8,361 14,572 17,716 20,577 26,302 Broadband customers (mln) 0.4 0.5 0.5 0.5 0.5 0.5 0.5 0.6 0.6 0.6 0.6 0.6 0.7 0.7 0.7 0.7 0.7 0.7 0.5 0.6 0.6 0.7 Broadband ARPU (KZT) 2,589 2,641 2,716 2,727 2,797 2,913 2,836 2,787 2,610 2,723 2,937 3,141 3,196 3,131 3,339 3,632 3,760 4,012 n.a n.a n.a n.a Additional KPI's 4G network coverage 69% 72% 75% 76% 77% 79% 80% 81% 82% 84% 86% 87% 88% 88% 89% 89% 89% 90% 76% 81% 87% 89% 4G mobile customer penetration 44% 44% 50% 54% 56% 59% 62% 64% 66% 69% 69% 68% 69% 71% 73% 73% 76% 76% 54% 64% 68% 73% Notes: In Kazakhstan, missallocation of revenues between mobile and fixed-line business in 1Q22 and 2Q22 was reversed in 3Q22 without any impact on total revenues within either of these periods nor for the full year of 2022 For definitions please see VEON Ltd.’s trading update published on its website on the date hereof ** Pre-IFRS16 values (values before adjustments related to IFRS16)

Bangladesh index page (in USD millions, unless stated otherwise, unaudited) MOBILE 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 FY20 FY21 FY22 FY23 Total revenue 137 130 136 134 135 140 145 143 144 148 144 140 138 144 146 141 141 141 537 564 576 570 Service revenue 134 128 133 131 132 137 143 141 142 146 141 138 136 142 144 140 139 139 527 553 566 561 Data revenue 31.3 34.6 33.3 33.8 35.3 39.9 43.9 41.4 42.5 46.7 47.0 48.3 46.7 50.7 53.0 50.7 47.8 46.6 133 160 184 201 EBITDA 59 54 60 55 55 56 62 61 55 56 53 46 50 54 56 53 44 52 228 235 210 214 EBITDA margin (%) 43.0% 41.4% 43.9% 40.9% 41.1% 40.3% 42.5% 42.7% 38.2% 37.5% 37.3% 32.9% 36.3% 37.8% 38.5% 37.8% 31.2% 37.3% 42.4% 41.6% 36.5% 37.6% NEW! EBIT (Operating profit) 19 16 21 17 18 10 15 14 11 6 108 (10) (4) (0) 5 43 (7) 3 74 57 115 45 CAPEX 44 15 18 49 26 16 12 35 47 57 49 43 30 37 20 18 14 21 126 88 196 105 Subscribers (mln) 33.6 32.1 32.8 33.2 34.3 34.4 34.8 35.1 35.9 36.3 37.0 37.6 38.7 39.1 39.9 40.4 41.0 41.3 33.2 35.1 37.6 40.4 ARPU (USD) 1.3 1.3 1.4 1.3 1.3 1.3 1.4 1.3 1.3 1.3 1.3 1.2 1.2 1.2 1.2 1.2 1.1 1.1 n.a. n.a. n.a. n.a. MOU (min) 228.5 211.8 231.3 224.2 222.7 220.2 221.3 219.1 213.3 216.0 216.0 207.6 202.2 201.1 193.9 186.1 182.8 180.7 n.a. n.a. n.a. n.a. Data usage (Mb/user) 1,936 2,506 2,326 2,422 2,805 3,600 4,150 4,152 4,383 4,694 5,120 5,532 5,166 5,645 5,906 4,971 4,818 4,435 n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 7.5% 6.7% 4.8% 7.8% 6.2% 6.3% 5.9% 7.8% 6.6% 6.8% 6.5% 7.6% 6.6% 6.8% 7.9% 9.5% 9.3% 7.7% n.a. n.a. n.a. n.a. (in Local Currency billions, unless stated otherwise, unaudited) MOBILE 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 FY20 FY21 FY22 FY23 Total revenue 11.6 11.1 11.5 11.4 11.4 11.8 12.4 12.3 12.4 13.2 13.8 14.4 14.6 15.4 15.9 15.6 15.4 16.0 46 48 54 61 Service revenue 11.4 10.9 11.3 11.1 11.2 11.6 12.1 12.1 12.2 12.9 13.6 14.1 14.4 15.2 15.6 15.4 15.3 15.9 45 47 53 61 Data revenue 2.7 2.9 2.8 2.9 3.0 3.4 3.7 3.5 3.7 4.1 4.5 5.0 4.9 5.4 5.8 5.6 5.2 5.3 11 14 17 22 EBITDA 5.0 4.6 5.1 4.6 4.7 4.8 5.2 5.2 4.7 4.9 5.1 4.7 5.3 5.8 6.1 5.9 4.8 6.0 19 20 20 23 EBITDA margin (%) 43.0% 41.4% 43.9% 40.9% 41.1% 40.3% 42.5% 42.7% 38.2% 37.5% 37.2% 32.9% 36.3% 37.8% 38.5% 37.8% 31.1% 37.3% 42.4% 41.6% 36.4% 37.6% NEW! EBIT (Operating profit) 1.6 1.4 1.8 1.4 1.6 0.9 1.2 1.2 0.9 0.5 10.7 (1.0) (0.4) (0.0) 0.6 4.8 (0.8) 0.4 6 5 11 5 CAPEX 3.7 1.3 1.6 4.1 2.2 1.3 1.0 3.0 4.0 5.0 4.8 4.4 3.1 4.0 2.2 2.0 1.6 2.4 11 8 18 11 Subscribers (mln) 33.6 32.1 32.8 33.2 34.3 34.4 34.8 35.1 35.9 36.3 37.0 37.6 38.7 39.1 39.9 40.4 41.0 41.3 33.2 35.1 37.6 40.4 ARPU (BDT) 113 110 116 112 111 113 117 115 114 119 123 121 126 130 132 127 125 128 n.a. n.a. n.a. n.a. MOU (min) 228 212 231 224 223 220 221 219 213 216 216 208 202 201 194 186 183 181 n.a. n.a. n.a. n.a. Data usage (Mb/user) 1,936 2,506 2,326 2,422 2,805 3,600 4,150 4,152 4,383 4,694 5,120 5,532 5,166 5,645 5,906 4,971 4,818 4,435 n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 7.5% 6.7% 4.8% 7.8% 6.2% 6.3% 5.9% 7.8% 6.6% 6.8% 6.5% 7.6% 6.6% 6.8% 7.9% 9.5% 9.3% 7.7% n.a. n.a. n.a. n.a. Additional KPI's 4G network coverage 52% 52% 53% 60% 67% 68% 69% 69% 72% 77% 79% 81% 82% 83% 86% 87% 88% 89% 60% 69% 81% 87% 4G mobile customer penetration (3 Months active) 17% 20% 21% 24% 26% 29% 33% 34% 35% 37% 40% 43% 45% 46% 49% 50% 52% 52% 24% 34% 43% 50% Notes: For definitions please see VEON Ltd.’s trading update published on its website on the date hereof ** Pre-IFRS16 values (values before adjustments related to IFRS16)

Uzbekistan index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 FY20 FY21 FY22 FY23 Total revenue 55 48 48 47 45 47 51 51 53 56 61 64 63 66 65 75 67 67 198 194 233 269 NEW! Service revenue 54 48 48 47 45 47 51 51 53 56 61 63 63 66 65 74 66 66 197 193 233 268 EBITDA 25.4 20.1 5.7 17.0 22.3 18.0 26.4 22.4 26.6 45.5 27.7 24.6 28.2 27.3 23.1 33.6 24.5 23.5 68 89 124 112 EBITDA margin (%) 46.4% 42.0% 11.9% 36.0% 49.5% 38.2% 51.7% 44.1% 50.3% 81.6% 45.6% 38.7% 44.5% 41.6% 35.8% 44.8% 36.8% 35.3% 34.5% 45.9% 53.4% 41.8% NEW! EBIT (Operating profit) 15.7 11.0 (4.0) 6.3 14.0 8.6 16.9 13.2 17.5 34.7 17.3 11.3 25.0 16.1 11.9 24.7 15.1 10.3 29 53 81 78 CAPEX 5 21 12 14 12 3 6 14 5 35 16 5 8 28 8 17 42 17 52 36 61 61 MOBILE Total revenue 54 47 48 47 45 47 51 50 53 56 61 63 63 66 65 74 66 67 196 193 232 268 Service revenue 54 47 48 47 45 47 51 50 53 56 61 63 63 66 65 74 66 66 196 193 232 267 Data revenue 31.3 25.3 26.0 28.5 28.7 30.7 30.9 32.1 36.1 38.3 42.1 42.9 43.9 45.2 47.2 49.4 48.9 49.0 111.0 122.4 159.5 186 Subscribers (mln) 7.7 7.1 6.8 6.8 6.8 6.8 6.8 7.1 7.6 7.8 8.1 8.4 8.4 8.6 8.7 8.4 8.2 8.1 6.8 7.1 8.4 8.4 ARPU (USD) 2.3 2.1 2.3 2.3 2.2 2.3 2.5 2.4 2.4 2.4 2.5 2.5 2.5 2.5 2.5 2.9 2.6 2.7 n.a. n.a. n.a. n.a. MOU (min) 598 642 692 674 681 733 737 730 684 697 677 655 632 658 661 607 608 617 n.a. n.a. n.a. n.a. Data usage (Mb/user) 2,816 3,292 4,192 4,684 4,703 5,034 5,559 6,231 6,726 7,007 7,903 8,714 9,082 9,569 10,249 11,023 11,741 11,558 n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 17% 20% 16% 14% 13% 13% 14% 12% 11% 16% 13% 12% 11% 10% 11% 12% 9% 10% n.a. n.a. n.a. n.a. FIXED-LINE Total revenue 0.3 0.3 0.3 0.3 0.2 0.2 0.2 0.2 0.2 0.2 0.2 0.2 0.1 0.0 0.0 0.0 0.0 0.0 1.1 0.9 0.7 0.1 Service revenue 0.3 0.3 0.3 0.3 0.2 0.2 0.2 0.2 0.2 0.2 0.2 0.2 0.1 0.0 0.0 0.0 0.0 0.0 1.1 0.9 0.7 0.1 (in Local Currency billions, unless stated otherwise, unaudited) CONSOLIDATED 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 FY20 FY21 FY22 FY23 Total revenue 522 480 492 492 474 495 543 545 581 620 665 710 720 750 768 921 830 843 1,985 2,057 2,575 3,158 NEW! Service revenue 518 479 491 490 473 494 542 543 580 620 664 707 720 749 768 909 828 841 1,978 2,053 2,572 3,146 EBITDA 242 202 59 177 235 189 281 240 292 502 303 275 320 312 275 412 305 298 680 944 1,372 1,319 EBITDA margin (%) 46.4% 42.0% 12.0% 36.0% 49.5% 38.2% 51.7% 44.1% 50.3% 81.0% 45.6% 38.7% 44.5% 41.6% 35.8% 44.8% 36.8% 35.3% 34.2% 45.9% 53.3% 41.8% NEW! EBIT (Operating profit) 149.9 111.0 (41.3) 65.5 147.2 90.2 179.8 141.7 191.9 381.7 189.7 126.0 283.5 183.6 142.4 302.7 188.2 130.2 285 559 889 912 CAPEX 49 212 122 146 128 34 65 151 57 390 180 54 87 326 96 208 527 212 529 379 681 718 MOBILE Total revenue 518 477 488 488 470 492 540 541 579 618 663 707 719 750 768 910 829 842 1,970 2,044 2,566 3,146 Service revenue 515 476 488 487 470 492 540 541 579 618 663 705 718 749 768 909 828 840 1,967 2,043 2,564 3,145 Data revenue 298.1 253.9 266.0 296.1 301.5 323.1 329.1 345.3 396.5 425.6 460.8 479.4 497.6 517.4 561.0 606.8 610.4 620.4 1,114 1,299 1,762 2,183 Subscribers (mln) 7.7 7.1 6.8 6.8 6.8 6.8 6.8 7.1 7.6 7.8 8.1 8.4 8.4 8.6 8.7 8.4 8.2 8.1 6.8 7.1 8.4 8.4 ARPU (UZS) 21,573 21,282 23,087 23,531 22,850 23,932 26,256 25,742 26,121 26,606 27,470 27,982 28,098 29,013 29,181 35,017 32,873 33,899 n.a. n.a. n.a. n.a. MOU (min) 598 642 692 674 681 733 737 730 684 697 677 655 632 658 661 607 608 617 n.a. n.a. n.a. n.a. Data usage (Mb/user) 2,816 3,292 4,192 4,684 4,703 5,034 5,559 6,231 6,726 7,007 7,903 8,714 9,082 9,569 10,249 11,023 11,741 11,558 n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 17% 20% 16% 14% 13% 13% 14% 12% 11% 16% 13% 12% 11% 10% 11% 12% 9% 10% n.a. n.a. n.a. n.a. FIXED-LINE Total revenue 3.1 2.9 2.7 2.7 2.5 2.2 2.2 2.6 1.9 1.8 1.9 2.6 1.2 0.0 0.0 0.0 0.0 0.3 11 9 8 1.2 Service revenue 3.1 2.9 2.7 2.7 2.5 2.2 2.2 2.6 1.9 1.8 1.9 2.6 1.2 0.0 0.0 0.0 0.0 0.3 11 9 8 1.2 Additional KPI's 4G network coverage 26% 34% 47% 52% 60% 61% 61% 62% 62% 67% 75% 78% 78% 78% 85% 85% 86% 88% 52% 62% 78% 85% 4G mobile customer penetration (3 Months active) 37% 39% 43% 46% 50% 54% 57% 61% 62% 62% 64% 66% 68% 69% 71% 73% 74% 74% 46% 61% 66% 73% Notes: For definitions please see VEON Ltd.’s trading update published on its website on the date hereof ** Pre-IFRS16 values (values before adjustments related to IFRS16)